Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Nine months ended September 30, 2009 and 2008

        Revenues. Revenues decreased by 31% from approximately $327,000 in the nine months ended September 30, 2008 to approximately $225,000 in the first nine months of 2009. The decrease in revenues was primarily due to license fees related to the extension of the LEADS license agreement with Evogene, recognized in 2008.

        Cost of Revenues. Cost of revenues attributable to certain research services we provided, were not significant in either of the nine months ended September 30, 2008 or 2009, and totaled approximately $7,000 for the first nine months of 2008 and none for the first nine months of 2009.

        Research and Development Expenses, Net. Research and development expenses, net decreased by 40%, to approximately $3.7 million for the first nine months of 2009 from approximately $6.1 million for the first nine months of 2008. The decrease was primarily due to a reorganization plan which took place in the last quarter of 2008 in order to focus primarily on therapeutic peptides and monoclonal antibody drug targets. The net impact of these and related decisions was a staff reduction and reduction in expenditures. This resulted in a decrease in payroll costs of approximately $1.6 million and a decrease in other R&D costs. The decrease was also due to an increase in governmental research and development grants that we received, which are subtracted from research and development expenses when calculating net research and development expenses, net. Research and development expenses, net, as a percentage of total operating expenses, decreased from 64% for the first nine months of 2008 to 62% for the first nine months of 2009.

        Marketing and Business Development Expenses. Marketing and business development expenses decreased by 34% to approximately $660,000 for the first nine months of 2009 from approximately $1.0 million for the first nine months of 2008. This decrease was due to the consolidation of these activities in Israel and the associated suspension of our US and UK subsidiary activities at the beginning of 2009. Marketing and business development expenses, as a percentage of total operating expenses, remained 11% for the first nine months of 2008 and 2009.

        General and Administrative Expenses. General and administrative expenses decreased by 35% to approximately $1.6 million for the first nine months of 2009 from approximately $2.4 million for 2008. The decrease was primarily due to the reorganization plan and related decisions. This resulted in decreases in payroll costs of approximately $516,000 and in other operations costs. General and administrative expenses, as a percentage of total operating expenses, increased from 25% for the first nine months of 2008 to 27% for the first nine months of 2009.

        Financial Income, Net. Financial income, net, decreased by 50% to approximately $217,000 for the first nine months of 2009, from approximately $438,000 for the first nine months of 2008. This decrease was primarily due to a decrease of cash and cash related account balances, and to lower interest rates on deposits and marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

      Net Cash Used in Operating Activities

        Net cash used in operating activities decreased to approximately $5.4 million in the first nine months of 2009 compared to approximately $7.1 million in the first nine months of 2008. This decrease resulted mainly from the Company’s reorganization plan and related decisions. Cash was used to fund our net losses for these periods, adjusted for non-cash expenses and changes in operating assets and liabilities including compensation relating to stock options issued to employees. The sources of cash that we used in our activities in the first nine months of 2009 were the cash held in the bank, revenues, governmental and other grants that we received, and financial income. We expect that our sources of cash from operating activities for 2010 will be similar.

      Net Cash Provided By Investing Activities

        Net cash provided by investing activities consists of proceeds from redemption of deposits and marketable securities, the sale of a portion of our investment in Evogene shares and net of sales and purchases of property and equipment. Net cash generated by investing activities was approximately $6.3 million in the first nine months of 2009 and approximately $9.9 million in the first nine months of 2008. The decrease in net cash provided by investing activities in the first nine months of 2009 was mainly attributable to lower proceeds from redemption of deposits and marketable securities.

      Net Cash Provided by Financing Activities

        Our net cash provided by financing activities was approximately $108,000 in the first nine months of 2009 and approximately $275,000 in the first nine months of 2008. The principal sources of cash provided by financing activities in the first nine months of 2009 were proceeds that we received from the issuance of ordinary shares as result of the exercise of stock options by employees.

      Net Liquidity

        Liquidity refers to the liquid financial assets we have available to fund our business operations and pay for near term future obligations. These liquid financial assets consist of cash and cash equivalents as well as short-term deposits and marketable securities. As of September 30, 2009, we had cash and cash equivalents of approximately $5.7 million, not including the market value of the 1,150,000 shares of Evogene ordinary shares owned by the Company.  The Company’s planned sales of ordinary shares under the “Controlled Equity Offering” through Cantor Fitzgerald & Co. are expected to raise additional capital to support the Company’s operations. However, there can be no assurance as to whether, or the extent to which, this program will be successful or the terms on which sales of ordinary shares can be effected. Therefore, the Board of Directors of the Company has adopted a contingency plan that includes various cost reduction measures which, in the absence of obtaining the required additional funding (including but not limited to, the sale of additional Evogene shares held by the Company, the planned Cantor Fitzgerald & Co. Controlled Equity Offering or other sales of the Company’s equity or other securities), which would enable the Company to continue to support its operations through September 30, 2010. Sales under the Cantor Fitzgerald & Co. “Controlled Equity Offering” program or other sales of equity securities could materially dilute the interests of current shareholders.